PODCASTONE, INC.

345 North Maple Drive, Suite 295

Beverly Hills, CA 90210

April 20, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Jan Woo, Legal Branch Chief

Re:	PodcastOne, Inc.
Amendment No. 1 to Registration Statement on Form S-3 Filed on April 10, 2026
File No. 333-294892

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PodcastOne, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”) be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Tuesday, April 21, 2026, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

PODCASTONE, INC.

By:	/s/ Ryan Carhart
Name:	Ryan Carhart
Title:	Chief Financial Officer

Cc:	Robert S. Ellin, Executive Chairman Kit Gray, President Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)